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                               April 14, 2023

       Samuel Lui
       Chief Financial Officer
       Genesis Unicorn Capital Corp.
       281 Witherspoon Street , Suite 120
       Princeton, New Jersey 08540

                                                        Re: Genesis Unicorn
Capital Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 10,
2023
                                                            File No. 001-41287

       Dear Samuel Lui:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 10. Directors, Executive Officers and Corporate Governance, page 86

   1. To the extent that one or more of your officers and/or directors are located in China or
                                                        Hong Kong, please
create a separate Enforceability of Civil Liabilities section for the discussion of the
enforcement risks related to civil liabilities due to your officers and directors being located
in China or Hong Kong. Please identify each officer and/or
                                                        director located in
China or Hong Kong and disclose that it will be more difficult to enforce liabilities and
enforce judgments on those individuals. For example, revise to discuss more
specifically the limitations on investors being able to effect service of process and enforce
civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also,
please disclose these risks in a separate risk factor, which should contain disclosures
consistent with the separate section.
 Samuel Lui
Genesis Unicorn Capital Corp.
April 14, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joanna Lam at 202-551-3476 or Craig Arakawa, Branch Chief at 202-
551-3650 with any questions.



FirstName LastNameSamuel Lui                              Sincerely,
Comapany NameGenesis Unicorn Capital Corp.
                                                          Division of
Corporation Finance
April 14, 2023 Page 2                                     Office of Energy &
Transportation
FirstName LastName